Exhibit 99.3



                            CERTIFICATION PURSUANT TO

                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


         In connection with the Amended Annual Report of RoboGroup T.E.K. Ltd. (the "Company") on Form 20-F for the year ended December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof (the "Amended Annual Report"), I, Rafael Aravot, Chief Executive Officer of the Company, certify, pursuant to ss. 302 of the Sarbanes-Oxley Act of 2002, that:

         (1) The undersigned has reviewed the report;

         (2) Based on the undersigned knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading;

/s/ Rafael Aravot *
-------------------
Rafael Aravot

Chief Executive Officer

November 20, 2002


* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.